UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C-AR/A: Amendment to Annual Report
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C: Offering Statement
☐ Form C-AR: Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
R3 Printing, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 12, 2018

Physical address of issuer
29-10 Thomson Avenue, 7th Floor, Suite 25 Long Island City, NY 11101

Website of issuer
http://www.r3printing.com

Current number of employees
2

	Most recent fiscal year-end (December 31, 2018)	Prior fiscal year-end (December 31, 2017)
Total Assets	$81,780.00	$0.00
Cash & Cash Equivalents	$63,200.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

May 17, 2019

FORM C-AR/A

R3 Printing, Inc.



   This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A") is being furnished by R3 Printing, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.r3printing.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is May 17, 2019.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure

   This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company 's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

   The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry

experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

R3 Printing, Inc. (the "Company") is a Delaware Corporation, formed on March 12, 2018.

The Company is located at 29-10 Thomson Avenue, 7th Floor, Suite 25 Long Island City, NY 11101.

The Company's website is www.r3printing.com,

The information available on or through our website is not a part of this Form C-AR/A.

THE BUSINESS

The Company will sell extrusion-based 3D printers and related hardware as well as software services to On-Demand Manufacturing ("ODM") businesses, also sometimes referred to as "3D printing service bureaus." The Company has also collaborated with the United States Air Force ("USAF") after it was awarded a Small Business Innovation Research (SBIR) Phase I grant by the USAF.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on hardware development rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on March 12, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components for our products.
We depend on third-party suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular major component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source products from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there is serious injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, R3 Printing is dependent on Paul Sieradzki and Daniel Downs who are the Co-Founders of R3 Printing. R3 Printing has or intends to enter into employment agreements with Paul Sieradzki or Daniel Downs although there can be no assurance that it will do so or that they will continue to be employed by R3 Printing for a particular period of time. The loss of Paul Sieradzki or Daniel Downs or any member of the board of directors or executive officer could harm the R3 Printing's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not

prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States of America.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors.

Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts

and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails

that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

BUSINESS

Description of the Business

The Company will sell extrusion-based 3D printers and related hardware as well as software services to On-Demand Manufacturing ("ODM") businesses, also sometimes referred to as "3D printing service bureaus." The Company has also collaborated with the United States Air Force ("USAF") after it was awarded a Small Business Innovation Research (SBIR) Phase I grant by the USAF.

Business Plan

R3 Printing is committed to delivering the ultimate on-demand manufacturing platform for its customers through innovative hardware design and software services. R3 Printing's business strategy leverages its founders' previous experience running an on-demand 3D printing service to uniquely design its products and tailor the user experience for superior ease-of-use and seamless integration into its customers' business workflows.

History of the Business

The Company was formed as a Delaware corporation in March 2018 by Daniel Downs and Paul Sieradzki.

The Company's Products and/or Services

Product / Service	Description	Current Market
R3 Printer	Extrusion-based 3D printer	Small and medium sized businesses, including wholesalers and retailers.

R3 Printing, Inc. plans to sell the R3 Printer in most of its major markets directly to small and medium sized businesses through its retail and online stores and its direct sales force. The Company also plans to employ a variety of indirect distribution channels, such as third-party wholesalers, retailers and value-added resellers.

Competition

The Company's primary competitors include re:3D, Ultimaker, Makerbot, Stratasys, Prusa3D, XYZ Printing, ROBO 3D, Markforged.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

Intellectual Property
Patents

The Company has four (4) utility patent applications pending for various systems regarding the design and construction of superior extrusion-based three-dimensional printers.

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4719509	Three-dimensional printing (3DP) services in class 40 (U.S. CLS. 100, 103, and 106).	Service Mark	August 6, 2014	April 14, 2015	United States of America
418811354	Three-dimensional printing (3DP) services in class 40 (U.S. CLS. 100, 103, and 106).	Service Mark	June 3, 2015	January 5, 2016	United States of America
51103 1778	Three-dimensional printing (3DP) services.	Service Mark	April 13, 2016	December 20, 2016	United States of America
51103 1798	Three-dimensional printing (3DP) services.	Service Mark	April 14, 2016	December 20, 2016	United States of America

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None

Other
The Company's principal address is 29-10 Thomson Avenue, 7th Floor, Suite 25 Long Island City, NY 11101.

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Name	Description	Start Date	End Date
Daniel Downs	Co-Founder, Strategy	March 13, 2018	
Paul Sieradzki	Co-Founder, Product Engineering Lead	March 13, 2018	

Employees
The Company has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Common Shares for Units of SAFE may be issued at the same time when all notes convert.

The Company does not currently have any debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	1	$50,000	Formation	March 21, 2018	Rule 506(b)
Common Stock	4,000,000	$4,000	Research & Development	March 21, 2018	Rule 4(a)(2)
Units of SAFE (Simple Agreement for Future Equity)	296	$88,550	Research & Development	April 11, 2018	Regulation CF

Ownership
A majority of the Company is owned by a few people. Those people are Paul Sieradzki and Daniel Downs.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Downs	**20.0%**
Paul Sieradzki	**20.0%**

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company and our primary expenses consist of research and development, and patents.

The Company intends to achieve profitability in the next 12 months by finishing our prototype testing, putting together an R3 Printer prototype, testing an R3 Printer prototype, developing an R3 Printer product, and coming to market with the R3 Printer as a product for enterprise 3D print manufacturers.

Liquidity and Capital Resources
On July 12, 2018 the Company conducted an offering pursuant to Regulation CF and raised $97,978.05.

The Company has the following sources of capital in addition to the proceeds of the Regulation CF offering:
We have been awarded a Small Business Innovation Research (SBIR) Phase I grant by the United States Air Force.

Capital Expenditures and Other Obligations
We have signed non-binding letters of intent (LOIs) with four beta testing partners for the explicit purpose of leveraging their expertise and infrastructure for the testing of the R3 Printer. We will be providing these beta testing partners with a minimum of one R3 Printer each for the purposes of producing 3D printers.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Daniel Downs

(Signature)

Daniel Downs

(Name)

Co-Founder, President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXIHIBIT A

R3 PRINTING, INC.

Unaudited Financial Statements for the Period from

March 12, 2018 (Inception) to December 31, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 29, 2019

To: Board of Directors of R3 Printing, Inc.
        Attn: Daniel Downs

Re: 2018 Financial Statement Review
        R3 Printing, Inc.

We have reviewed the accompanying financial statements of R3 Printing, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of income and cash flows for the period of March 12, 2018 (inception) through December 31, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for

them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


R3 PRINTING, INC.

BALANCE SHEET

As of December 31, 2018
See Independent Accountant's Review Report
and Notes to Financial Statements
(Unaudited)


ASSETS		2018
Current Assets:		
Cash and cash equivalents	$	63,200
Total Current Assets		63,200
Capitalized Patent Costs		18,580
TOTAL ASSETS	$	81,780

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts payable	$	0
Total Current Liabilities		0
Non-current Liabilities:		
Convertible Note		50,000
TOTAL LIABILITIES		50,000
Shareholders' Equity:		
Common Stock (10,000,000 common shares authorized, $0.001 par value per share, 4,200,000 shares issued and outstanding)		4,200
Additional paid in capital		11,680
SAFE investment		95,296
Retained earnings		(79,396)
Total Members' Equity		31,780
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	63,730


R3 PRINTING, INC.

INCOME STATEMENT

For the period March 12, 2018 (inception) through December 31, 2018
See Independent Accountant's Review Report
and Notes to Financial Statements
(Unaudited)


		2018
Revenues	$	0
Operating Expenses:		
General and administrative		86,281
Total Operating Expenses		86,281
Operating Income (Loss)		(86,281)
Other income		6,885
Provision for Income Taxes		0
Net Loss	$	(79,396)

R3 PRINTING, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the period March 12, 2018 (inception) through December 31, 2018
See Independent Accountant's Review Report and Notes to Financial Statements
(unaudited)

	Common Stock	Additional Paid in Capital	SAFE instruments	Accumulated Deficit	Total Shareholders' Equity
Balance as of Inception	$ 0	$ 0	$ 0	$ 0	$ 0
Share issuance (4,200,000 shares)	4,200				4,200
Capital Contributions – Patent costs		15,880			15,880
Issuances of SAFEs			99,682		99,682
Offering costs of SAFE issuance			(4,386)		(4,386)
Net Income (Loss)				(79,396)	(79,396)
Balance as of December 31, 2018	$ 4,200	$ 15,880	95,296	$ (79,396)	$ 35,980

R3 PRINTING, INC.
STATEMENT OF CASH FLOWS
For the period March 12, 2018 (inception) through December 31, 2018
See Independent Accountant's Review Report
and Notes to Financial Statements
(unaudited)

	2018
Cash Flows From Operating Activities	
Net Loss	$ (79,396)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
None	0
Net Cash Used In Operating Activities	**(79,396)**
Cash Flows From Investing Activities	
Costs of patent development	(2,700)
Net Cash Used In Investing Activities	**(2,700)**
Cash Flows From Financing Activities	
Cash proceeds from SAFE issuance, net of offering costs	95,296
Issuance of convertible note	50,000
Net Cash Provided By Financing Activities	**145,296**
Net Change In Cash and Cash Equivalents	**63,200**
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 63,200
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0
Significant non-cash transaction – patent contribution	15,500

NOTE 1 - NATURE OF OPERATIONS

R3 Printing, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops, markets and otherwise commercializes three dimensional printing technology and hardware..

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 12, 2018 in the State of Delaware. The Company is headquartered in New York City, NY. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information. The Company's early revenue producing activities have been generated from a single customer, but the Company plans to expand the customer base significantly.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had cash on hand totaling $63,200.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs

are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no Property and Equipment or impairment as of December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Other Income
During 2018, the Company won multiple competitions and earned prize awards of $6,885. The Company recorded those winnings as other income in the period won.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of

incorporation, are expensed as incurred.

Capitalized Patent Costs
The Company applies the principles of GAAP to record an asset for its capitalized patent costs. During the current period, the Company acquired the rights to certain patented or patent pending technology from an affiliate company or person. The affiliate company had incurred costs in securing the patent or in the submission of patent documents. The Company has therefore capitalized the actual patent costs incurred rather than any acquisition cost with a related party. Accordingly, the Company will test the value of these capitalized patent costs for impairment in accordance with GAAP. Additionally, the Company has incurred additional costs in legal and governmental fees in securing the patent of an additional $2,700 since its acquisition from the related party.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – CAPITALIZED PATENT COSTS

Property and Equipment as of December 31, 2018 consisted of the following:

	2018
Patent Costs Contributed	$ 15,880
Add: additional legal costs	2,700
Less: impairment	(0)
	$ 18,580

Current impairment expense totaled $0 for the period ended December 31, 2018.

NOTE 4 – INCOME TAX PROVISION

The Company has or will file a federal or state income tax return until April 15, 2019. The Company incurred a loss during the period from Inception through December 31, 2018 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management team.

NOTE 6 – SHAREHOLDERS' EQUITY AND CONVERTIBLE NOTE

Capital Contributions
The Company through December 31, 2018 has authorized the issuance of up to 10 million shares of a single class of common stock, par value of $0.001. In conjunction with the Company's founding and start-up, 4.2 million of these shares have been issued to founders, management or key partners. In conjunction with the issuance of the 4.2 million shares, the Company has recorded $4,200 of share subscription receivable against the amount of additional paid in capital.

Issuance of Convertible Note
During the current period, the Company issued a convertible note to Ocean Capital III, LLC (the "Investor") with a face value of $50,000, stated interest rate of 5 percent per annum in exchange for $50,000. The convertible note is associated with a stock warrant allowing the Investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

Issuance of SAFE Instruments
The Company offered SAFE instruments to outside investors in an equity crowdfunding campaign during 2018. The Company obtained $99,683 in SAFE investments which includes a $1,955 carried interest SAFE investment from the crowdfunding portal on which the Company launched. Additionally, the Company incurred costs of the offering that have been charged against the SAFE investment account on the balance sheet. The cash proceeds of the equity crowdfunding campaign net of all offering costs was $95,296.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 29, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.